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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8-39420

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 01/01/18 (MM/DD/YY) AND ENDING 12/31/18 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: EQUINOX GROUP DISTRIBUTORS

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

47 HULFISH ST, STE 510
(No. and Street)

PRINCETON	NJ	08542
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

ROBERT J ENCK — 609-430-0404
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

RSM US LLP
(Name – *if individual, state last, first, middle name*)

555 17TH STREET	DENVER	CO	80202
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- [x] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, ROBERT J. ENCK, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of EQUINOX GROUP DISTRIBUTORS, LLC, as of DECEMBER 31, 2018, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

IVAN BALEV
NOTARY PUBLIC, STATE OF NEW JERSEY
COMMISSION # 2273810
MY COMMISSION EXPIRES
APRIL 03, 2021

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☐ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☐ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☐ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Equinox Group Distributors, LLC

Financial Statement

With

Report of Independent Registered Public Accounting Firm

As of December 31, 2018

This report is deemed PUBLIC in accordance with Rule 17a-5(e)(3) under the Securities Exchange Act of 1934.

EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
December 31, 2018

Table of Contents

RSM

RSM US LLP

Report of Independent Registered Public Accounting Firm

To the Managing Member of Equinox Group Distributors, LLC

Opinion on the Financial Statements
We have audited the accompanying statement of financial condition of Equinox Group Distributors, LLC (the Company) as of December 31, 2018, and the related notes to the financial statement (collectively, the financial statement). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2018, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion
This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audit we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit provides a reasonable basis for our opinion.

RSM US LLP

We have served as the Company's auditor since 2010.

Denver, Colorado
February 25, 2019

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EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
STATEMENT OF FINANCIAL CONDITION
December 31, 2018

ASSETS

ASSETS:		
Cash	$	234,715
Prepaid expenses and other assets		53,373
Computer equipment, at cost, less accumulated depreciation of $82,574		7,437
TOTAL ASSETS	$	295,525

LIABILITIES AND MEMBER'S EQUITY

LIABILITIES:		
Accounts payable and accrued expenses	$	111,483
Due to affiliate		10,910
TOTAL LIABILITIES		122,393
MEMBER'S EQUITY		173,132
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	295,525

See Accompanying Notes to Financial Statement

EQUINOX GROUP DISTRIBUTORS, LLC
(A LIMITED LIABILITY COMPANY)
NOTES TO FINANCIAL STATEMENT
December 31, 2018

NOTE 1 – ORGANIZATION AND DESCRIPTION OF BUSINESS:

Equinox Group Distributors, LLC is a Delaware limited liability company, originally formed on February 11, 1988. Equinox Group Distributors, LLC (the Company) is a wholly owned subsidiary of Equinox Financial Group, LLC.

The Company conducts business as a broker-dealer registered with the Securities and Exchange Commission (SEC) and the Financial Industry Regulatory Authority (FINRA). The Company's operations consist of marketing mutual funds for which Equinox Institutional Asset Management, LP (EIAM), an entity affiliated with the Company through common ownership, serves as the registered investment adviser.
The Company claimed an exemption under paragraph (k)(2)(i) for the year ended December 31, 2018. Accordingly, the Company is exempt from the remaining provisions of the Rule. The provisions of Rule 15c3-3(k)(2)(i) apply to a broker or dealer that promptly transmits all funds and delivers all securities received in connection with its activities as a broker or dealer and does not otherwise hold funds or securities for, or owe money or securities to customers.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES:

Basis of Presentation
The Company follows Generally Accepted Accounting Principles (GAAP), as established by the Financial Accounting Standards Board (the FASB), to ensure consistent reporting of financial condition, results of operation, and cash flows.

Use of Estimates
The preparation of financial statements in conformity with GAAP requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

Income Taxes
As a limited liability company, the Company is not subject to federal income taxes. The Company's member separately accounts for its share of the Company's items of income, deductions, losses and credits. Therefore these financial statements do not include any provision for federal income taxes. FASB guidance requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more-likely-than-not" of being sustained "when challenged" or "when examined" by the applicable tax authority.

Tax positions not deemed to meet the more-likely-than-not threshold would be recorded as a tax benefit or expense and assets or liability in the current year. For the year ended December 31, 2018 management has determined that there are no material uncertain income tax positions. The Company's tax returns are filed as part of Equinox Financial Group's returns, on a consolidated basis. The current and prior three tax years generally remain subject to examination by U.S. federal and most state tax authorities.

Computer Equipment
Computer equipment is recorded at cost less accumulated depreciation. Computer equipment is depreciated on a straight-line basis, over the five year estimated useful lives of the assets. Depreciation expense for the year ended December 31, 2018 was $3,110 and is included in general and administrative expense on the statement of operations.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Revenue and Expense Recognition

The Company has adopted the provisions of Revenue from Contracts with Customers ("ASU 2014-09") on January 1, 2018 using the modified retrospective approach. The core principle of ASU 2014-09 is that an entity recognizes revenue to depict the transfer of promised goods or services to customers in an amount that reflects the consideration the entity expects to be entitled in exchange for those goods or services. An entity recognizes revenue in accordance with that core principle by applying the following steps:

1. Identify the contract(s) with a customer.
2. Identify the performance obligations in the contract.
3. Determine the transaction price
4. Allocate the transaction price to the performance obligations in the contract.
5. Recognize revenue when (or as) the entity satisfies a performance obligation.

The Company has performed an assessment of its revenue contracts and has not identified any material changes to the timing or amount of its revenue recognition under ASU 2014-09. The Company's accounting policies have not changed materially since the principles of revenue recognition from ASU 2014-09 are largely consistent with existing guidance and current practices applied by the Company. There were no adjustments to opening Member's Equity as a result of this rule change.

Significant Judgement

Significant judgement is required to determine whether performance obligations are satisfied at a point in time or over time; how to allocate transaction prices where multiple performance obligations are identified; when to recognize revenue based on the appropriate measure of the Company's progress under the contract; and whether constraints on variable consideration should be applied due to uncertain future events.

Wholesaling Fees Revenue

The Company exists to provide wholesaling services designed to increase awareness and demand for various investment products advised by an affiliated entity, EIAM. The Company's registered representatives, in accordance with a wholesaling agreement, perform all wholesaling activities. The terms of the agreement between the Company and EIAM is that in exchange for its wholesaling activities, EIAM will cover all of its operating expenses, which include compensation, general and administrative expenses, occupancy, regulatory fees and advertising and marketing. The Company records wholesaling fees and related expenses in the period the expenses related.

The Company recognizes revenue only when it satisfies the performance obligation stated in the Contract. Performance obligations do not relate specifically to the closing of any transaction or the trade of any security, but rather the daily performance of wholesaling activities. Given these factors and the terms of the wholesaling agreement, the Company's revenue is equal to the expense incurred to execute these daily wholesaling activities. In fulfilling its performance obligation, the Company does not have expenses related to future performance obligations. Instead, expenses are a real-time reflection of daily efforts to wholesale the related products. Revenue recognition occurs when the daily wholesaling activities are executed. Once these services occur the Company has a present right to payment, and the customer has received the benefits of having the Company perform wholesaling services.

The Company does not spend time or expense looking for new service agreements. Wholesaling fees receivable are carried at their estimated collectible amounts. There were no outstanding performance obligations or deferred revenue balances as of December 31, 2018.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED):

Recently Issued Accounting Pronouncements

In February 2016, the FASB issued ASU No. 2016-02, Leases ("ASU 2016-02"). This update requires all leases with a term greater than 12 months to be recognized on the balance sheet through a right of use asset and a lease liability and the disclosure of key information pertaining to leasing arrangements. This new guidance is effective for years beginning after December 15, 2018, with early adoption permitted. The Company has evaluated the effect that ASU 2016-02 will have on its financial statements with related disclosures. The Company believes there will be no impact as a result of the ASU based on the nature of its expense sharing arrangement.

NOTE 3 – NET CAPITAL REQUIREMENTS:

The Company is subject to the SEC Uniform Net Capital Rule (SEC Rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). Under SEC Rule 15c3-1, the Company is required to maintain "net capital" of 6 2/3 percent of "aggregate indebtedness" or $5,000, whichever is greater, as these terms are defined. At December 31, 2018, the Company had net capital of $112,320 which was $104,160 in excess of its required net capital of $8,160. The Company's ratio of aggregate indebtedness to net capital was 1.09 to 1.

Distributions and other equity withdrawals are subject to certain notification and other provisions of the net capital rules of the SEC.

NOTE 4 – CONCENTRATIONS OF CREDIT RISK:

Cash

The Company maintains deposits with financial institutions in amounts that at times may be in excess of federally insured limits; however, the Company does not believe it is exposed to any significant credit risk.

Revenue

During the year ended December 31, 2018, 100% of the Company's revenue was earned from its affiliate.

NOTE 5 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS:

Shared Services Agreements

The Company has administrative service agreements in place with EIAM, related parties under common ownership. Under the terms of the agreements, EFM and/or EIAM provides accounting and information technology services to the Company at a shared cost. During the year ended December 31, 2018, specific to these agreements, $150,939 was expensed to General and Administrative expense within the statement of operations. As of December 31, 2018, the Company had a payable balance owed to EIAM of $10,910.

The expense sharing agreement with EIAM contains provisions for the use of certain overhead items such as space, utilities, furniture and other administrative services. Under this agreement the Company is responsible for 12% of the monthly rental payments to be made in accordance with the lease terms. Rent expense incurred by the Company during the year ended December 31, 2018 was $44,040 and is included in occupancy expense on the statement of operations. The Company's obligation for future minimum lease payments, under the above lease will be approximately $44,000 per year through 2020.

NOTE 5 – RELATED PARTY TRANSACTIONS AND ARRANGEMENTS (CONTINUED):

Wholesaling Agreements

The Company has wholesaling agreements in place with EIAM. Under the terms of the agreements wholesaling fee revenue generated by the Company results from the wholesaling activities performed for the various investment products advised by EIAM. During the year ended December 31, 2018, specific to this agreement, $2,507,845 was generated as wholesaling revenue within the statement of operations. Given the nature of the wholesaling agreement, the Company will typically break-even on these transactions.

Distribution Agreement

The Company has a service agreement with an unrelated third party broker dealer whereas the Company employs licensed financial representatives in connection with the wholesaling of certain mutual funds advised by EIAM. The Company receives compensation from the third party broker dealer for its work associated with the retaining, overseeing and supervising of financial representatives involved in sales-related activities with respect to the various investment products.

During the year ended December 31, 2018, specific to this agreement, $0 was recorded as commission revenue within the statement of operations.

NOTE 6 – RISKS AND UNCERTAINTIES:

Concentration Risk

Substantially all of the revenues generated by the Company are related to wholesaling activities performed for various investment products which EIAM serves as the registered investment adviser.

In the normal course of business, the Company's activities of marketing limited partnership interests in commodity pools and investment partnerships expose the Company to off-balance sheet risk. In the event the purchasers of such partnership interests experience losses, claims may be made of the Company for any marketing misinformation.

NOTE 7 – INDEMNIFICATIONS:

In the normal course of business, the Company enters into contracts that contain a variety of representations and warranties that provide indemnifications under certain circumstances. The Company's maximum exposure under these arrangements is unknown, as this would involve future claims that may be made against the Company that have not yet occurred. The Company believes that it is unlikely it will have to make material payments under these arrangements and has not recorded any contingent liability in the financial statements for these indemnifications.